December 27, 2007

Mr. Allan Reeh
President and Chief Executive Officer
LG Holding Corporation
3413 S. Ammons Street #22-6
Lakewood, CO 80209

Re: LG Holding Corporation
        Amendment No. 1 to Form SB-2
        Filed December 4, 2007
        File No. 333-146602

Dear Mr. Reeh:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

We Have Only Been Recently Formed . . . ., page 5

1.   In this risk factor heading you state that you "have no operating history." Please revise the heading to state that you have "limited" operating history.

We Have a Lack of Liquidity and May Need Additional Financing . . . ., page 5

2.   We note your response to comment 12. Please provide the date and amount of the private placement offering that you reference in this risk factor.

Our Business Success is Linked Closely to the Business Cycle . . . ., page 6

3.   We note your response to comment 11. Please explain what you mean by "business cycles." Also, please provide specific examples of the types of "economic factors" that may have a negative effect on the need for your services.

Description of Business

Operations, page 16

4.   In the first paragraph you state, "We perform routine maintenance and upgrade services for computers and associated information technology equipment as well as diagnostic work to solve software problems." Please give an example of each type of service.

5.   The last sentence in the third paragraph states, "We have been profitable with this plan since our inception." Please clarify this statement given that your company was not profitable for the six months ended July 31, 2007.

Executive Compensation, page 19

6.   We note your response to comment 32. Please tell us whether you have a compensation agreement or arrangement with Mr. Reeh, whether written or unwritten. If so, please revise the disclosure to include a description of the material terms of Mr. Reeh's compensation arrangement.

Consolidated Balance Sheets, page F-2

7.   We have reviewed your response to prior comment 37. Please include a footnote to the financial statements that indicate what the deferred offering costs relate to. Also, clarify whether the entire balance of deferred offering costs as of July 31, 2007 applies to the Colorado Form RL offering.

Consolidated Statements of Cash Flows, page F-5

8.   Please revise your consolidated statements of cash flows in relation to the revisions made to your consolidated statements of operations.

Note 5. Stock Offering, page F-10

9.   Please tell us how you plan to account for the costs of the offering.

Exhibits

10.   Please include an updated consent from your auditors with each amendment.

11.   In your next amendment, please file the legal opinion as Exhibit 5.1 to the registration statement. The opinion provided with the current amendment was filed as correspondence rather than an exhibit.

12.   We note that the revised opinion specifically refers to the amendment filed on December 4, 2007. Please confirm that you will provide an updated opinion that references all subsequent amendments. Alternatively, please provide a revised opinion that omits the filing date and instead refers to the Commission file number (333-146602).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Accountant at 202-551-3432 or Dan Gordon, Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David J. Wagner, Esq. (*via facsimile*)